HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

April 15, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ernest Greene

Re:	Item 4.02 Form 8-K
Filed: April 1, 2011
File No. 1-34834

Dear Mr. Greene:

This letter is provided in response to your letter dated April 8, 2011 regarding the above-referenced filings of our client, Keyuan Petrochemicals, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

1.	Please tell us and file an amended Form 8-K to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•	The date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;

•	A brief description of the facts underlying the conclusion to the extent known to you at the time of filing. Please also briefly describe the specific errors that resulted in the non-reliance; and

•
A statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response:

The Registrant believes, after further discussion with its auditor, that the disclosures provided in the referenced 8-K were not properly included in Item 4.02, because the described events do not meet the tests of Item 4.02. The Registrant will amend its previously filed 8-K to delete the disclosure under Item 4.02(a) and to insert the following under Item 8.01:

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN WEISS LLP

New York ■ Washington, DC ■ Miami

During the preparation of our Annual Report on Form 10-K for the year ending December 31, 2010, our independent auditor raised certain issues, primarily relating to unexplained issues regarding certain cash transactions and recorded sales.  Our independent auditors brought these issues to the attention of our Audit Committee on or about March 24, 2011, discussed the matters with the Audit Committee and suggested that the Audit Committee conduct an independent investigation. On March 31, 2010, our Audit Committee elected to commence such an investigation of the issues raised and in such connection engaged the services of independent counsel, Pillsbury Winthrop Shaw Pittman LLP, which in turn is engaging the services of an independent accounting firm. Our Audit Committee also decided that we should disclose that, depending on the outcome of the investigation, our company might need to make adjustments to certain items in our previously filed financial statements. However, at this time, the investigation has just commenced and no conclusions have been reached by the Audit Committee.

2.	In responding to our comments, please provide a written statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

            Response: We hereby acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

HUNTER TAUBMAN WEISS, LLP

   /s/ Louis Taubman_________
By: Louis Taubman,
Attorney at Law

Cc: Chunfeng Tao

 17 State Street, Suite 2000 ■ New York, NY 10004 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com